Exhibit 21.1
SUMMER ENERGY HOLDINGS, INC.
LIST OF SUBSIDIARIES
Entity	State of Incorporation	Percentage of Ownership
Summer Energy, LLC	Texas	100%
Summer EM Marketing, LLC	Texas	100%
Summer Energy of Ohio, LLC	Texas	100%